12014798

*KW 4/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
MAR 14 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44559

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunrise Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Low (212) 421-1616
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nathan Low, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunrise Securities Corp., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

Marcia Kucher, Notary Public
State of New York No.03-466-7377
Qualified in Bronx County
Certificate filed in New York County
Commission Expires Sept. 30, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNRISE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Sunrise Securities Corp.
Table of Contents
December 31, 2011

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Sunrise Securities Corp.

We have audited the accompanying statement of financial condition of Sunrise Securities Corp. (the "Company") as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sunrise Securities Corp. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
March 13, 2012

Sunrise Securities Corp.

Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	909,113
Due from brokers		704,626
Securities owned, at fair value		14,751,743
Due from affiliate		1,490,080
Due from employees		297,423
Prepaid expenses and other assets		88,023
Total assets	$	18,241,008
Liabilities and Shareholder's Equity		
Securities sold, not yet purchased, at fair value	$	47,825
Accounts payable and accrued expenses		168,244
Due to shareholder and related party		692,220
Total liabilities		908,289
Common stock, no par value, 200 shares authorized, 150 shares issued and outstanding		297,000
Additional paid-in capital		33,262,914
Accumulated deficit		(16,227,195)
Total shareholder's equity		17,332,719
Total liabilities and shareholder's equity	$	18,241,008

See notes to statement of financial condition

1. Nature of Operations

Sunrise Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"), NYSE, Inc. and the NASDAQ Market LLC. The Company is a market maker on the OTC markets.

The Company provides financing and corporate financial advisory services to small to mid-sized companies. The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under paragraph (k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition

Securities transactions commissions and expenses relating to securities transactions are recorded on a trade-date basis. Revenue and expenses related to underwriting and private placement activities are recognized on the offering date or when it can be determined that the fees have been irrevocably earned. Advisory service revenue is generally earned and recognized upon successful completion of the engagement or prorated over the term of the contracts depending on the terms of the arrangement.

Cash and Cash Equivalents

The Company considers its investments in money market accounts to be cash equivalents. All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution.

Income Taxes

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. A similar election was made for state tax purposes. Net income is directly taxable to the shareholder of the Company for individual tax purposes. The Company is subject to New York City corporation taxes.

2. Summary of Significant Accounting Policies (continued)

Due from Brokers
Due from brokers consists of cash and net amounts receivable or payable for unsettled security transactions.

Valuation of Investments
Proprietary securities transactions and related expenses are recorded on a trade-date basis.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I – Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2011:

	Level I	Level II	Level III	
Securities owned at fair value:	**Quoted prices in active markets for identical assets**	**Significant other observable inputs**	**Unobservable inputs**	**Balance as of 12/31/11**
Equities	$ 5,520,674	$ 31,711	$ 8,573,023	$ 14,125,408
Warrants		584,326	11,664	595,990
Other		30,345		30,345
	$ 5,520,674	$ 646,382	$ 8,584,687	$ 14,751,743
Securities sold, not yet purchased, at fair value:				
Equities	$ 47,825			$ 47,825

The Company holds for investment purposes and holds or sells short for trading purposes equity securities issued by entities in diverse industries and of varying sizes. The Company may receive warrants (derivative instruments) as compensation in connection with its business activities. The warrants held at December 31, 2011 are included in the statement of financial condition in securities owned.

3. Transactions With Related Parties

During 2011, the sole shareholder contributed capital to the Company in the form of securities with a fair value of $721,250 and cash of $1,650.000. In addition, the Company made distributions to the shareholder of $450,000. At times, the Company is dependent upon its sole shareholder to provide capital when necessary for operations or to maintain compliance with regulatory net capital rules (see Note 5). The sole shareholder has indicated his intention to continue such support as required, including repayments for amounts due from an affiliate.

The Company has an expense sharing arrangement with an affiliate wholly owned by the Company's sole shareholder pursuant to which it is charged management fees. The Company is also charged for consulting and advisory fees by the affiliate.

At December 31, 2011, there was an amount due from the affiliate wholly-owned by the sole shareholder in the amount of $1,490,080.

At December 31, 2011, there were amounts due to the sole shareholder and a related trust entity totaling $692,220 for funds advanced to the Company.

4. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition and there are currently no income tax returns under audit. The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2008.

At December 31, 2011, the Company had deferred tax assets consisting of the following components:

Net operating loss carryovers	$	1,238,000
Net unrealized losses on investment securities owned		665,000
Charitable contribution carryovers		206,000
		2,109,000
Valuation allowance		(2,109,000)
	$	-

At December 31, 2011, the Company had approximately $2,329,000 of charitable contribution carryovers that expire between 2012 and 2016 and approximately $13,987,000 of net operating loss carryovers which expire in years 2025 through 2031.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to compute its net capital under the alternative method allowed by these rules. At December 31, 2011, the Company had net capital of approximately $1,269,000 as compared to net capital requirements of $843,000 based on the number and market value of the equity securities in which the Company makes a market.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

6. Off-Balance-Sheet-Risk and Concentration of Credit Risk

As a non-clearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations to the clearing broker may expose the Company to risk and potential loss. The Company regularly monitors the activity of its customers for compliance with margin requirements.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of the Company's investments due to market fluctuation. Unexpected volatility or illiquidity in the markets in which the Company holds positions could cause losses to be incurred.

Liquidity risk is the risk that the Company will not be able to sell investments quickly or at close to fair value.

The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations. The clearing and depository operations of the Company's investment transactions are provided primarily by one broker. At December 31, 2011, substantially all of the Company's securities owned and sold short, and the balance due from brokers, represent positions held with this broker.

7. Contingencies

In the ordinary course of business, the Company may become the subject of litigation. Currently, the Company is defending itself in a lawsuit. Management believes that it has meritorious defenses against the claims and that the resolution of the existing lawsuit will not have a material effect on the financial condition or results of operations of the Company.